Mail Stop 6010
      December 20, 2005

VIA U.S. MAIL AND FACSIMILE


John J. Greisch
Baxter International, Inc.
Chief Financial Officer
One Baxter Parkway
Deerfield, Illinois  60015

      Re:	Baxter International, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
		Form 8-K dated October 20, 2005
		File No. 001-04448

Dear Mr. Greisch:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 44
1. We note that you present your cash flows from operating
activities
by adjusting "income from continuing operations before cumulative effect of accounting changes" to net cash flow from operating
activities.   Under paragraph 28 of SFAS 95, those who choose to
use
the indirect method of presenting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please revise in future filings.
2. As a related matter, we see that you present cash flows from discontinued operations as a cash flow from operations. Under SFAS
95, you should not aggregate operating, investing, and financing cash flows from discontinued operations into a single line item. Note that there is no requirement in SFAS 95 to present discontinued operations separately on your statement of cash flows. However, if you choose to do so, please present cash flows from discontinued operations consistently within each category. Please revise in future filings.

Note 4.  Special Charges, page 53

3. We note your disclosures related to the asset impairment charges recognized during the year ended December 31, 2004. In your response and in future filings, please clarify how you determined the fair value of the impaired assets, as required by paragraph 26(c) of SFAS
144. Your disclosure that the impairment losses were based on "market data for these assets" should include more specific details.

Form 8-K dated October 20, 2005

4. We see that you present your non-GAAP measures in the form of adjusted statements of income. That format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted gross profit, adjusted marketing and administrative expenses, adjusted special charges, adjusted operating income, adjusted income before income taxes, adjusted income tax expense, adjusted income from continuing operations, and adjusted basic and diluted EPS from continuing operations, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that
Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ
8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.
* To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item
10(e)(1)(i)
of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Greisch
Baxter International, Inc.
December 20, 2005
Page 4